

May 24, 2011

<u>Via Facsimile (703) 456-8100 and U.S. Mail</u>

Christina L. Novak, Esq.
Cooley LLP
11951 Freedom Drive
Suite 1500
Reston, VA 20190

> **Re: Iridium Communications, Inc.**
> **Schedule TO-I filed May 17, 2011**
> **File No. 005-83853**

Dear Ms. Novak:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer Letter</u>

<u>Extensions; Amendments; Conditions; Termination, page 13</u>

1.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. In this regard, we note condition (C) on page 14 which appears to be within your control. Therefore, through this condition you have created the implication that you may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.++

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions